EXHIBIT 99.1

Costamare Inc. Reports Results for the Fourth Quarter and Year Ended December 31, 2018

MONACO, Jan. 23, 2019 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and year ended December 31, 2018.

  Adjusted Net Income available to common stockholders(1) of $ 13.3 million or $ 0.12 per share and $ 46.9 million or $ 0.42 per share for the three-months and the year ended December 31, 2018, respectively.
  During 2018, ordered new buildings and acquired secondhand vessels for a total value of approximately $ 900.0 million. The TEU-weighted average employment period of the vessels involved in these transactions is 8 years.
  Successfully concluded the acquisition of the 60% equity interest of York Capital Management in five 2016–built, 14,000 TEU containerships bringing the Company’s ownership in these five vessels to 100% (included in the above mentioned $ 900.0 million transactions).
  Chartered in total 12 vessels over the quarter.
  Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.

(1) Adjusted Net Income available to common stockholders is a non-GAAP measure and should not be used in isolation or as a substitute for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

New Business Developments

A.        New acquisitions

  In November 2018, we acquired the 60% equity interest of York Capital Management in five 2016–built, 14,000 TEU containerships. The acquisition brought the Company’s ownership in these five vessels, which currently operate under long term charters to Evergreen expiring in 2026, to 100%.

B.        New financing transactions

  In October 2018, we entered into a financing agreement with a European financial institution for the two 1996-built, 8,044 TEU containerships, the Maersk Kleven and Maersk Kotka. The loan facility will be repayable over 2.5 years.

  In December 2018, we concluded the refinancing of the outstanding loan amount of $ 44.4 million under two credit facilities with a leading European financial institution. The new facility matures in November 2023 and has a balloon payment at expiry of $ 27.0 million.

C.        Vessel disposals

  In November 2018, we sold for demolition the 1994-built, 1,162 TEU container vessel Petalidi.

D.        New charter agreements

  The Company has chartered in total 12 vessels over the quarter. More specifically, the Company:
   - Agreed to extend the charter of the 2017-built, 11,010 TEU containership Cape Sounio with ZIM for a period of 12 to 14 months at charterers’ option, starting from March 15, 2019, at a daily rate of $33,500.
   - Agreed to extend the charter of the 2017-built, 11,010 TEU containership Cape Artemisio with Hapag Lloyd for a period of 10 to 12 months at charterers’ option, starting from May 12, 2019, at a daily rate of $32,500.
   - Agreed to extend the charter of the 2000-built, 4,890 TEU containership Oakland Express with Hapag Lloyd for a period starting from February 1, 2019 and expiring at charterers’ option during the period from November 30, 2019 to January 31, 2020, at a daily rate of $10,000.
   - Agreed to extend the charter of the 2000-built, 4,890 TEU containership Halifax Express with Hapag Lloyd for a period starting from February 1, 2019 and expiring at charterers’ option during the period from October 30, 2020 to December 30, 2020, at a daily rate of $10,000.
   - Agreed to extend the charter of the 2000-built, 4,890 TEU containership Singapore Express with Hapag Lloyd for a period starting from February 1, 2019 and expiring at charterers’ option during the period from July 31, 2020 to September 30, 2020, at a daily rate of $10,000.
   - Agreed to charter the 1997-built, 7,403 TEU containership Kokura (ex. Niledutch Panther) with CMA CGM for a period of 42 to 84 days at charterers’ option, starting from November 25, 2018, at a daily rate of $11,000.
   - Agreed to extend the charter of the 2003-built, 5,928 TEU containership Venetiko with Hapag Lloyd for a period starting from November 19, 2018 and expiring at charterers’ option during the period from June 1, 2019 to November 1, 2019, at a daily rate of $9,750.
   - Agreed to extend the charter of the 2001-built, 5,576 TEU containership Ensenada with ONE for a period of 50 to 70 days at charterers’ option, starting from February 21, 2019, at a daily rate of $9,150.
   - Agreed to extend the charter of the 2004-built, 4,992 TEU containership Piraeus for a period of 42 to 168 days at charterers’ option, starting from November 16, 2018. Subsequently agreed to extend the charter for a period of 42 to 126 days at charterers’ option, starting from December 28, 2018.
   - Agreed to extend the charter of the 2000-built, 1,645 TEU containership Neapolis with Evergreen for a period of 4 to 7 months at charterers’ option, starting from February 14, 2019, at a daily rate of $7,100.
   - Agreed to extend the charter of the 1996-built, 1,504 TEU containership Prosper with Evergreen for a period of 4 to 7 months at charterers’ option, starting from January 28, 2019, at a daily rate of $6,975.
   - Agreed to extend the charter of the 2001-built, 1,078 TEU containership Luebeck with MSC for a period of 11 to 13 months at charterers’ option, starting from February 19, 2019, at a daily rate of $6,200.

E.        Dividend announcements

  On January 3, 2019, we declared a dividend for the quarter ended December 31, 2018, of $0.10 per share on our common stock, payable on February 7, 2019, to stockholders of record of common stock as of January 22, 2019.

  On January 3, 2019, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock which were all paid on January 15, 2019 to holders of record as of January 14, 2019.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the fourth quarter and the year the Company delivered profitable results.

The year 2018 closed on a mixed note; while charter rates rallied in the first half of the year, average rates fell in the second half finishing the year slightly below their starting point, except for the larger ships. During the last weeks however, we have witnessed a tighter market with regards to large modern vessels, where supply has been limited driving up charter rates.

We have been active during the year, entering into new transactions with a total value of close to $ 900 million. These include both new buildings and second hand ships with an average time charter duration of 8 years.

Finally, on the financing side, we financed with a leading financial institution the two recently acquired 1996-built, 8,000 TEU sister containerships, as well as a $ 25 million balloon due in December of last year secured by older vessels. We have no meaningful balloon repayments over the next 12 months.”

Financial Summary

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2017	2018	2017	2018

Voyage revenue	$412,433	$380,397	$100,618	$106,153
Accrued charter revenue (1)	$(11,204)	$(7,294)	$(2,752)	$(2,263)
Amortization of time-charter assumed	-	$26	-	$26
Voyage revenue adjusted on a cash basis (2)	$401,229	$373,129	$97,866	$103,916

Adjusted Net Income available to common stockholders (3)	$76,933	$46,857	$18,408	$13,259
Weighted Average number of shares	100,527,907	110,395,134	107,661,705	111,951,107
Adjusted Earnings per share (3)	$0.77	$0.42	$0.17	$0.12

Net Income	$72,876	$67,239	$2,670	$19,732
Net Income /(Loss) available to common stockholders	$51,813	$36,736	$(2,596)	$11,915
Weighted Average number of shares	100,527,907	110,395,134	107,661,705	111,951,107
Earnings / (Losses) per share	$0.52	$0.33	$(0.02)	$0.11

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months and the years ended December 31, 2018 and 2017. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I
Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2017	2018	2017	2018

Net Income	$72,876	$67,239	$2,670	$19,732
Earnings allocated to Preferred Stock	(21,063)	(30,503)	(5,266)	(7,817)
Net Income / (Loss) available to common stockholders	51,813	36,736	(2,596)	11,915
Accrued charter revenue	(11,204)	(7,294)	(2,752)	(2,263)
General and administrative expenses – non-cash component	3,866	3,755	864	657
Amortization of prepaid lease rentals, net	8,429	8,150	2,054	2,055
Amortization of Time charter assumed	-	26	-	26
Realized (Gain) / loss on Euro/USD forward contracts (1)	(765)	97	(83)	-
Loss on sale / disposals of vessels	4,856	3,071	-	291
Swaps’ breakage costs	-	1,234	-	-
Loss on vessel held for sale	2,379	101	2,379	101
Vessels’ impairment loss	17,959	-	17,959	-
Vessel impairment loss by a jointly owned company with York included in equity (gain) / loss on investments	896	-	896	-
Loss on sale / disposal of vessel by a jointly owned company with York included in equity (gain) / loss on investments	-	707	-	43
Loss on asset held for sale by a jointly owned company with York included in equity gain on investments	-	112	-	112
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(1,296)	162	(313)	322
Adjusted Net Income available to common stockholders	$76,933	$46,857	$18,408	$13,259
Adjusted Earnings per Share	$0.77	$0.42	$0.17	$0.12
Weighted average number of shares	100,527,907	110,395,134	107,661,705	111,951,107

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized (gain) / loss on Euro/USD forward contracts, loss on sale / disposal of vessels, loss on vessel held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, loss on asset held for sale by a jointly owned company with York included in equity gain on investments, swaps’ breakage costs, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, amortization of time charter assumed, net and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.